ES
S ;E COMMISSION
20549

02021367

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-24805

FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEWPORT SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40853 BUCHAREST LANE
(No. and Street)

TEMECULA,	CA	92591
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES LEE (909) 587-6910
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREGORY B. SHELTON, CPA
(Name — *if individual, state last, first, middle name*)

118 CACHANILLA COURT	PALM DESERT,	CA	92260
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY KILPATRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWPORT SECURITIES CORPORATION, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Jeffrey Kilpatrick
Signature

President
Title

See attached certificate
Notary Public

DONNA HALE
Commission # 1232885

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Riverside } ss.

On 2/27/02 (Date), before me, Donna Hale, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),
personally appeared Jeffrey Kilpatrick (Name(s) of Signer(s)),

☐ ~~personally known to me~~
☒ proved to me on the basis of satisfactory evidence

to be the person~~(s)~~ whose name~~(s)~~ is ~~/are~~ subscribed to the within instrument and acknowledged to me that he~~/she/they~~ executed the same in his~~/her/their~~ authorized capacity~~(ies)~~, and that by his~~/her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

DONNA HALE
Commission # 1232885
Notary Public - California
Riverside County
My Comm. Expires Aug 22, 2003

WITNESS my hand and official seal.

Donna Hale
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here.

Riverside County
My Comm. Expires Aug 22, 2003

NEWPORT SECURITIES CORPORATION

FINANCIAL STATEMENTS

with

Report of Independent Public Accountant

DECEMBER 31, 2001

GREGORY B. SHELTON
CERTIFIED PUBLIC ACCOUNTANT
118 CACHANILLA COURT
PALM DESERT, CA 92260
Telephone (760) 779-9494
Fax (760) 779-9404

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Newport Securities Corporation
40853 Bucharest Lane
Temecula, Ca 92591

I have audited the accompanying balance sheets of Newport Securities Corporation for the years ended December 31, 2000 and 2001 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Securities Corporation as of December 31, 2000 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Gregory B. Shelton
Certified Public Accountant

February 20, 2002

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2000 & 2001

ASSETS

	12/31/00	12/31/01
Current Assets		
Cash in bank and trading accounts	$ 31,963	$ 37,670
Cash - deposit account	51,079	50,186
Receivables from brokers & dealers	2,258	2,579
Prepaid expenses & taxes	1,693	1,428
Total Current Assets	86,993	91,863
Fixed Assets (Note 1)		
Automotive equipment	79,957	44,064
Office equipment	149,250	149,250
Office furniture	36,401	36,401
Subtotal	265,608	229,715
Accumulated depreciation	(177,714)	(167,948)
Total Net Fixed Assets	87,894	61,767
Other Assets		
Investment in Securities (Note 12)	16,300	3,300
Total Other Assets	16,300	3,300
TOTAL ASSETS	$ 191,187	$ 156,930

See accompanying notes

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2000 & 2001

LIABILITIES & STOCKHOLDER'S EQUITY

	12/31/00	12/31/01
Current Liabilities		
Credit card payable	$ 352	$ 0
Accounts payable	1,707	0
Income taxes payable	800	800
Accrued payroll taxes	739	1,281
Accrued salaries	7,281	14,363
Broker's commission payable	6,001	173
Stockholder loan (Note 11)	11,762	0
Notes payable - current portion	8,086	4,860
Total Current Liabilities	36,728	21,477
Non-current Liabilities		
Notes payable (Note 4)	27,617	5,287
Stockholder loan (Note 3)	112,500	112,500
Less: Current portion	(8,086)	(4,860)
Total Non-current Liabilities	132,031	112,927
Total Liabilities	168,759	134,404
STOCKHOLDER'S EQUITY		
Common stock - stated value $ .13 1/3 per share, authorized 75,000,000 shares, issued and outstanding 1,290,294 shares (Note 5)	155,098	155,098
Retained earnings	(130,170)	(130,072)
Less: Treasury stock	(2,500)	(2,500)
Total Stockholder's Equity	22,428	22,526
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 191,187	$ 156,930

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2000 & 2001

	12/31/00	12/31/01
Revenues		
Commissions	$ 598,599	$ 440,497
Interest	32,823	23,632
Total Revenues	631,422	464,129
Expenses		
Advertising	$ 346	$ 41
Automotive & truck	9,384	6,495
Bank charges	1,775	669
Business promotion	4,275	4,431
Cleaning	3,235	1,349
Commissions	77,530	24,167
Computer expenses	18,751	4,914
Contributions	250	0
Depreciation	4,725	2,840
Education & training	3,594	2,276
Financial services & equipment	1,925	389
Insurance	10,634	9,971
Interest	7,946	7,051
Legal & accounting	6,320	6,868
Licenses & taxes	1,689	1,980
Meals & entertainment	5,959	6,819
Memberships, dues & subscriptions	328	367
Miscellaneous	3,363	1,830
Office supplies	6,989	4,301
Payroll taxes	16,828	15,456
Penalties	102	48
Pension contributions	29,000	10,012
Postage & delivery	2,674	1,807
Printing	912	374
Regulatory services	2,104	981
Rent (Note 6)	30,705	27,983
Repairs & maintenance	4,405	8,509
Salaries & wages - office	113,203	97,547
Salaries - officer	187,652	142,950
Telephone	9,306	7,386
Trading costs	73,627	53,796
Travel	3,628	1,887
Utilities	3,721	7,027
Total Expenses	646,885	462,521

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2000 & 2001

	12/31/00	12/31/01
Income (loss) from operations	$ (15,463)	$ 1,608
Other Income (Loss)		
Sale of investment in securities	0	(1,423)
Sale of automobile	0	713
Total Other Income (Loss)	0	(710)
Income (loss) before provision for income taxes	(15,463)	898
Provision for income taxes	(5,340)	800
Net Income (Loss)	(10,123)	98
Retained Earnings (Deficit) - Beginning	(120,047)	(130,170)
Retained Earnings (Deficit) - Ending	$(130,170)	$(130,072)

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Operating Activities	
Net Income	$ 98
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,840
Increase in receivables from brokers and dealers	(321)
Decrease in prepaid insurance	265
Decrease in accounts payable	(1,707)
Increase in accrued salaries	7,082
Decrease in commissions payable	(5,828)
Decrease in credit card payable	(352)
Decrease in deposits	893
Increase in accrued payroll taxes	542
Loss on sale of investment in securities	1,423
Gain on sale of automobile	(713)
Net Cash Provided by Operating Activities	4,222
Investing Activities	
Sale of automobile	24,000
Payments on notes payable	(22,330)
Payments on stockholder loan	(11,762)
Sale of investment in securities	11,577
Net Cash Provided by Investing Activities	1,485
Increase in Cash and Cash Equivalents	5,707
Cash and Cash Equivalents at December 31, 2000	31,963
Cash and Cash Equivalents at December 31, 2001	$ 37,670

See accompanying notes

NEWPORT SECURITIES CORPORATION
SCHEDULE OF NET CAPITAL COMPUTATION
FOR THE YEARS ENDED DECEMBER 31, 2000 & 2001

	12/31/00	12/31/01
Total Assets	$ 191,187	$ 156,930
Less: Total liabilities exclusion of subordinated debt	(56,259)	(21,904)
Net Worth	134,928	135,026
Less: Fixed, prepaid and long-term assets	(105,887)	(66,495)
Net capital before haircuts on securities	29,041	68,531
Less: Haircuts on money market fund, trading accounts and securities held	0	0
Net Capital	$ 29,041	$ 68,531

See accompanying notes

NEWPORT SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - Significant Accounting Policies

The Company has adopted the accrual method of determining income for financial statement purposes and the cash method of reporting for tax purposes.

Property, plant & equipment is stated at cost and the related depreciation is provided by use of the straight-line and accelerated methods over their estimated useful lives as follows:

	Useful lives
Automotive equipment	5 years
Office equipment	5 years
Office furniture	5-7 years

Maintenance and repair expenditures are charged as expense to operations. Betterments and renewals are capitalized and depreciated.

Bad debts are recorded by use of the direct write-off method.

The Corporation has elected to file as a regular corporation for federal tax purposes. This means that all profits and losses will no longer be passing through to the corporation stockholders. The Corporation is now liable for federal income tax and California Franchise tax.

NOTE 2 - Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

NOTE 3 - Notes payable - shareholder consists of a fully subordinated loan to the Corporation by Ms. Lester Kilpatrick, a stockholder. This loan is repayable on or after October 1, 1990. There has been no change in this loan or its terms during the 2001 year. Interest of $ 5,625 was paid on the loan during the year.

See accountant's audit report

NOTE 4 - Bank loans consist of the following:

10.5 % Note payable with monthly payments of $ 513.	
Principle balance to be paid in full by January, 2003.	$ 5,287
Subtotal	5,287
Less: Current portion	(4,860)
Total Long-term portion	$ 427

NOTE 5 - On December 10, 1987, the Board of Directors authorized a 75 for 1 stock split thereby increasing the number of issued and outstanding shares to 1,290,294 and decreasing the stated value of each share to $ .13 1/3. Of the shares issued, 15,000 shares are held as treasury stock.

NOTE 6 - The Company rents its facility from one of its stockholders, at $ 1,600 per month.

NOTE 7 - Reserve, possession or control requirements under SEC Rule 15c3-3 - Newport Securities Corporation does business on a fully disclosed basis through Legg Mason, Inc., and is subject to the reserve, possession or control requirements per SEC Rule 15c3-3.

NOTE 8 - Newport Securities Corporation has only one office, hence, no consolidation. There is no material difference between the audited and unaudited financial statements.

NOTE 9 - As part of the audit of the books, records and internal control on Newport Securities Corporation, I found no material inadequacies as to the Corporation's systems of procedures.

NOTE 10 - I have examined the financial statements of Newport Securities Corporation for the year ended December 31, 2001 and have issued my report thereon dated February 20, 2002. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing procedures for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required

NOTE 10 - (Continued) - by Rule 17-a 13 or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 11 - The Company borrowed funds from its minority shareholder as a 180 day short-term loan. Interest of 5 % per annum is to be charged at the end of each sixty day period.

NOTE 12 - Investment in private placement of warrants and common stock of NASDAQ which were allocated to the firm as an NASD member. These shares are not publicly traded and are valued at their original cost.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Newport Securities Corporation taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000 & 2001

	12/31/00	12/31/01
Common stock - stated value $. 13 1/3 per share, authorized 75,000,000 shares, issued and outstanding 1,290,294 shares	$ 155,098	$ 155,098
Retained earnings - beginning	(120,047)	(130,170)
Net income (Loss)	(10,123)	98
Retained earnings - ending	(130,170)	(130,072)
Less: Treasury stock	(2,500)	(2,500)
Total Shareholder Equity	$ 22,428	$ 22,526

There were no other additions or withdrawls of capital during the year.

NEWPORT SECURITIES CORPORATION
NET CAPITAL RECONCILIATION
DECEMBER 31, 2001

Net Capital per 1st Focus Filing	$ 85,429
Net Capital per Audit Report	68,531
Difference due to Adjusting Entries	$ 16,898

List of Adjusting Entries for Reconciliation

Loss on sale of truck	$ 2,283
Franchise tax	(800)
Additional interest expense	(210)
Accrued salaries	(14,363)
Accrued payroll taxes	(1,280)
Additional expenses	(224)
Additional depreciation	(473)
Penalties	(48)
Write-off obsolete assets	(3,191)
Prepaid insurance	1,408
Total Adjustment	$ (16,898)